Filed Pursuant to Rule 433

Registration No. 333-202354

BANK OF AMERICA CORPORATION

MEDIUM-TERM NOTES, SERIES M

$2,250,000,000

3.499% FIXED/FLOATING RATE SENIOR NOTES, DUE MAY 2022

FINAL TERM SHEET

Dated May 14, 2018

Issuer:	Bank of America Corporation
Ratings of this Series:	A3 (Moody’s)/A- (S&P)/A (Fitch)
Title of the Series:	3.499% Fixed/Floating Rate Senior Notes, due May 2022 (the “Notes”)
Aggregate Principal Amount Initially Being Issued:	$2,250,000,000
Issue Price:	100%
Trade Date:	May 14, 2018
Settlement Date:	May 17, 2018 (T+3)
Maturity Date:	May 17, 2022
Ranking:	Senior
Minimum Denominations:	$2,000 and multiples of $1,000 in excess of $2,000
Fixed Rate Coupon:	3.499% payable semi-annually in arrears from, and including, the Settlement Date to, but excluding, May 17, 2021 (the “Fixed Rate Period”).
Floating Rate Coupon:	Base Rate plus 63 basis points, payable quarterly in arrears from, and including, May 17, 2021 to, but excluding, the Maturity Date (the “Floating Rate Period”).
Base Rate:	Three-Month USD LIBOR (Reuters Page LIBOR01)
Interest Payment Dates and Interest Reset Dates during the Floating Rate Period:	During the Fixed Rate Period, May 17 and November 17 of each year, beginning November 17, 2018 and ending May 17, 2021, subject to following unadjusted business day convention. During the Floating Rate Period, each of August 17, 2021, November 17, 2021, February 17, 2022 and May 17, 2022, subject to adjustment in accordance with the modified following business day convention (adjusted). Each Interest Payment Date during the Floating Rate Period also will be an Interest Reset Date.
Day Count Fraction:	30/360 during the Fixed Rate Period, Actual/360 during the Floating Rate Period
Business Days:	New York/Charlotte during the Fixed Rate Period and New York/Charlotte/London during the Floating Rate Period
Treasury Benchmark:	3 year U.S. Treasury, due May 15, 2021
Treasury Yield:	2.699%
Treasury Benchmark Price:	99-25 1⁄4
Spread to Treasury Benchmark:	80 bps
Reoffer Yield:	3.499%
Listing:	None

Lead Manager and Sole Book-Runner: Senior Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated ABN AMRO Securities (USA) LLC Mizuho Securities USA LLC SMBC Nikko Securities America, Inc. Westpac Capital Markets LLC
Junior Co-Managers:	Loop Capital Markets LLC MFR Securities, Inc. Multi-Bank Securities, Inc. Samuel A. Ramirez & Company, Inc.
CUSIP:	06051GHH5
ISIN:	US06051GHH56
Optional Redemption:

The Issuer may redeem the Notes at its option, in whole, but not in part, on May 17, 2021, upon at least 10 business days’ but not more than 60 calendar days’ prior written notice to holders of the Notes at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

In addition, the Issuer may redeem the Notes, at its option, in whole at any time or in part from time to time, on or after November 17, 2018 (or, if additional Notes are issued after May 17, 2018, beginning six months after the issue date of such additional Notes), and prior to May 17, 2021, upon at least 10 business days’ but not more than 60 calendar days’ prior written notice to the holders of the Notes, at a “make-whole” redemption price equal to the greater of:

(i) 100% of the principal amount of the Notes to be redeemed; or

(ii)  as determined by the quotation agent described below, the sum of the present values of the scheduled payments of principal and interest on the Notes to be redeemed, that would have been payable from the redemption date to May 17, 2021, not including interest accrued to, but excluding, the redemption date, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 15 basis points, plus, in either case of (i) or (ii) above, accrued and unpaid interest, if any, on the principal amount of the Notes being redeemed to, but excluding, the applicable redemption date.

Notwithstanding the foregoing, any interest on Notes being redeemed that is due and payable on an Interest Payment Date falling on or prior to a redemption date for such Notes will be payable on such Interest Payment Date to holders of such Notes being redeemed as of the close of business on the relevant record date according to the terms of the Notes and the Senior Indenture.

“treasury rate” means, with respect to any redemption date, the rate per annum equal to: (1) the yield, under the heading that represents the average for the week immediately prior to the calculation date, appearing in the most recently published statistical release appearing on the website of the Board of Governors of the Federal Reserve System or in another recognized electronic source, in each case, as determined by the quotation agent in its sole discretion, and that establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity, for the maturity corresponding to the applicable comparable treasury issue; provided that, if no maturity is within three months before or after May 17, 2021, yields for the two published maturities most closely corresponding to the applicable comparable treasury issue will be determined and the treasury rate will be interpolated or extrapolated from those yields on a straight-line basis, rounding to the nearest month; or (2) if such release (or any successor release) is not published during the week immediately prior to the calculation date or does not contain such yields, the semi-annual equivalent yield to maturity or interpolated maturity (on a day-count basis) of the comparable treasury issue, calculated using a price for the applicable comparable treasury issue (expressed as a percentage of its principal amount) equal to the related comparable treasury price for such redemption date.

The treasury rate will be calculated by the quotation agent on the third business day preceding the applicable redemption date of the Notes.

In determining the treasury rate, the below terms will have the following meaning:

“comparable treasury issue” means, with respect to any redemption date, the U.S. Treasury security or securities selected by the quotation agent as having an actual or interpolated (on a day-count basis) maturity comparable to the remaining term of the Notes to be redeemed, as if such Notes matured on May 17, 2021, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes as if such Notes matured on May 17, 2021.

“comparable treasury price” means, with respect to any redemption date, (1) the average of the reference treasury dealer quotations for such redemption date, after excluding the highest and lowest reference treasury dealer quotations, provided that the quotation agent obtains five reference treasury dealer quotations, or (2) if the quotation agent obtains fewer than five such reference treasury dealer quotations, the average of all such quotations.

“quotation agent” means Merrill Lynch, Pierce, Fenner & Smith Incorporated, or its successor, or, if that firm is unwilling or unable to select the comparable treasury issue, an investment bank of national standing appointed by the Issuer.

“reference treasury dealer” means (1) Merrill Lynch, Pierce, Fenner & Smith Incorporated, or its successor, unless that firm ceases to be a primary U.S. government securities dealer in New York City (referred to in this term sheet as a “primary treasury dealer”), in which case the Issuer will substitute another primary treasury dealer and (2) four other primary treasury dealer that the Issuer may select.

“reference treasury dealer quotations” means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the quotation agent, of the bid and asked prices for the applicable comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the quotation agent by such reference treasury dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

Unless the Issuer defaults on payment of the applicable redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on the applicable redemption date. If fewer than all of the Notes are to be redeemed, for so long as such notes are in book-entry only form, such Notes to be redeemed will be selected in accordance with the procedures of The Depository Trust Company.

Because Merrill Lynch, Pierce, Fenner & Smith Incorporated is, and any successor to Merrill Lynch, Pierce, Fenner & Smith Incorporated will be, an affiliate of the Issuer, the economic interests of Merrill Lynch, Pierce, Fenner & Smith Incorporated or its successor may be adverse to your interests as a holder of the Notes subject to the Issuer’s redemption, including with respect to certain determinations and judgments it must make as quotation agent in the event that the Issuer redeems the Notes before their maturity pursuant to the “make-whole” optional redemption described above. Merrill Lynch, Pierce, Fenner & Smith Incorporated is, and any successor to Merrill Lynch, Pierce, Fenner & Smith Incorporated will be, obligated to carry out its duties and functions as quotation agent in good faith.

Use of Proceeds:

In 2012, the Issuer and its consolidated subsidiaries announced a new 10-year $50 billion environmental business initiative to help address climate change, reduce demands on natural resources and advance lower-carbon economic solutions. The Issuer has since increased this commitment to $125 billion in low carbon business by 2025. As part of this initiative, the Issuer is focusing on energy efficiency, renewable energy and energy infrastructure, advanced transportation, waste and water management, through lending, investing and facilitating capital, providing advice and developing solutions for clients around the world.

An amount equal to the net proceeds from the sale of the Notes in furtherance of the Issuer’s environmental business initiative will be used to fund renewable energy projects (“Eligible Green Projects”), in whole or in part, as defined by the Issuer’s internal investment criteria. Renewable energy projects include financing of, or investments in, equipment and systems which facilitate the use of energy from renewable sources, such as solar, wind, and geothermal energy. These Eligible Green Projects are for illustrative purposes only and no assurance can be provided that the proceeds of the Notes will be allocated to fund projects with these specific characteristics during the term of the Notes.

The Eligible Green Projects are identified and selected via a process that involves participants from various functional areas including the Issuer’s Global Environmental Group, the Issuer’s Corporate Treasury group and the Issuer’s Global Banking group. The Issuer’s Global Environmental Group evaluates and determines project eligibility according to the criteria indicated above. The list of projects compiled by the Global Environmental Group is reviewed and approved by the Issuer’s Corporate Treasury group and the Issuer’s Global Banking group.

An amount equal to the net proceeds of the Notes will be allocated by the Issuer to the financing of existing and future Eligible Green Projects. So long as the Notes are outstanding, the Issuer’s internal records will show, at any time, an amount equal to the net proceeds from the issuance of the Notes as allocated to the assets that meet the Issuer’s internal investment criteria of Eligible Green Projects. Pending the allocation of the net proceeds of the Notes to finance Eligible Green Projects, the net proceeds will be invested in overnight or other short-term financial instruments. Payment of principal of and interest on the Notes will be made from the Issuer’s general funds and will not be directly linked to the performance of any Eligible Green Projects. The Issuer will review and update the Eligible Green Projects to which the net proceeds of the Notes are allocated on a quarterly basis. Any proceeds allocated to projects that have been sold, prepaid, amortized or otherwise become ineligible shall be reallocated to other Eligible Green Projects.

During the term of the Notes, the Issuer will provide and keep readily available, on a dedicated website, information on the allocation of the net proceeds of the Notes, to be updated at least annually until full allocation and as necessary thereafter in the event of new developments. This information will include:

•  the allocation of the net proceeds of the Notes to Eligible Green Projects, detailing the Eligible Green Projects funded, current funded amounts, initial funding dates and contractual maturity dates, and

•  assertions by management that the net proceeds of the Notes are invested either in qualifying Eligible Green Projects or in overnight or other short-term financial instruments.

The updates and assertions will be accompanied by a report from an independent accountant in respect of the independent accountant’s examination of management’s assertion conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants.

The Green Bond Principles 2017 are voluntary process guidelines for the issuance of green bonds developed by a committee of issuers, investors and other participants in the green bond market. The Green Bond Principles 2017 have four core components:

•  use of proceeds

•  process for project evaluation and selection

•  management of proceeds

•  reporting

The Issuer is in alignment with these components, as described above.

Bank of America Corporation (the “Issuer”) has filed a registration statement (including a pricing supplement, a prospectus addendum, a prospectus supplement, and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll free at 1-800-294-1322. You may also request copies by e-mail from fixedincomeir@bankofamerica.com or dg.prospectus_requests@baml.com.